UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. __________)*

                         Commonwealth Energy Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    202801106
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                                 (CUSIP Number)

                                              with a copy to:
Ian Carter                                    Joel Bernstein, Esq.
Commonwealth Energy Corporation               McDermott, Will & Emery
15901Red Hill Avenue, Suite 100               2049 Century Park East, 34th Floor
Tustin, California                            Los Angeles, California 90067
Tel. No.: (714)258-0470                       Tel. No.: (310) 551-9301
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 1, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

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1    NAME OF REPORTING PERSON
      Ian Carter

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (NOT REQUIRED FOR
      INDIVIDUALS)

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [  ]
                                                                 (b)  [  ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
      PF ($25,000 for 50,000 shares of Common Stock) and OO (options for 2,350,000 shares of Common Stock received as compensation under Employment Agreement with the Issuer)

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United State of America

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                            7 SOLE VOTING POWER
NUMBER OF SHARES              2,400,000
BENEFICIALLY                  __________________________________________________
OWNED BY EACH               8 SHARED VOTING POWER
REPORTING PERSON
WITH                          __________________________________________________
                            9 SOLE DISPOSITIVE POWER
                              2,400,000
                              --------------------------------------------------
                           10 SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,400,000 (in the form of 50,000 shares of Common Stock and options for 2,350,000 shares of Common Stock)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.1%

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14   TYPE OF REPORTING PERSON
       Ian Carter                                    -        IN

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

Item 1.  Security and Issuer

         The subject security is the Common Stock (the "Common Stock") of Commonwealth Energy Corporation ("Issuer"). Issuer has its principal executive offices at 15901 Red Hill Avenue, Suite 100, Tustin, California, 92780.

Item 2.  Identity and Background

         a.  Name:  Ian Carter
         b. Business Address: Commonwealth Energy Corporation, 15901 Red Hill Avenue, Suite 100, Tustin, California, 92780.
         c. Employment: President/CEO of Commonwealth Energy Corporation, 15901 Red Hill Avenue, Suite 100, Tustin, California, 92780.
         d. Criminal Convictions: Mr. Carter was not convicted in any criminal proceedings in the past five years (excluding traffic violations or similar misdemeanors).
         e. Civil Convictions: During the last five years, Mr. Carter was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which Mr. Carter was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         f.  Citizenship:  United States of America

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Carter owns options for 400,000 shares of Issuer's Common Stock that became exercisable on January 1, 2002. These options became exercisable as part of Mr. Carter's compensation as President/CEO of the Issuer. Prior to January 1, 2002, Mr. Carter beneficially owned 2,000,000 shares of the Issuer's Common Stock. Of this 2,000,000, Mr. Carter received options for 1,950,000 shares of Issuer's Common Stock as compensation and purchased 50,0000 shares of Issuer's Common Stock for $25,000 cash.

Item 4.  Purpose of Transaction

         Mr. Carter has not acquired the securities at issue with any purpose, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5.  Interest in Securities of the Issuer

         a.  Ian Carter- Summary of Beneficial Ownership as of January 1, 2002:

                  Type                      Amount     % of Beneficial Ownership
                  ----                      ------     -------------------------
                                                           of Common Stock
                                                           ---------------

                  Common Stock              50,0000              0.2

                  Shares Underlying       2,350,000              7.9
                  Exercisable Options

                  Total                   2,400,000              8.1

         b. Mr. Carter beneficially owns 2,400,000 (in the form of 50,000 shares of Common Stock and options for 2,350,000 shares of Common Stock) shares of Issuer's Common Stock. Mr. Carter has sole voting power and sole dispositive power over all of the shares that he beneficially owns.
         c.  Not applicable.
         d.  Not applicable.
         e.  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2002




                                                     By:      /s/ Ian Carter
                                                        ------------------------
Name: Ian Carter